UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Frequency Electronics, Inc.
(Name of Issuer)

Common Stock, par value $1.00
(Title of Class of Securities)

358010106
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	358010106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

670,873

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

670,873

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

670,873

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.68%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	358010106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

670,873

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

670,873

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

670,873

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.68%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	358010106

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $1.00 (the "Common Stock"), of Frequency Electronics, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 55 Charles Lindbergh Blvd., Mitchel Field, New York, 11553.

Item 2.	Identity and Background.

(a)-(c)
This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds, and (ii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor.  The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $6,731,763.  The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons have again increased the size of their position in the Issuer because we believe that the market continues to materially undervalue the Issuer, and recent data points suggest that the gap between price and value has widened considerably.

The Reporting Persons first filed Schedule 13D reporting our stake in the Issuer in March 2016.  In that filing we noted that we were acquiring the Common Stock at a price per share below the Issuer's book value per share, which we considered an asymmetric risk-reward given, in our opinion, the limited downside afforded by the valuation and the significant upside potential from increased sales of the Issuer's satellite payload and secure communications products.  As of the date of this filing, the Issuer's Common Stock continues to trade at a price below the Issuer's book value per share, suggesting that the market is placing no value on the business prospects of the Issuer.  Further the Reporting Persons note that a basket of comparable companies trade on average for approximately 3x book value, according to FactSet data, more than triple the Issuer's current valuation.

Additionally, at the Issuer's recent annual meeting in November, company management mentioned $5 million in cost savings that would be implemented during the current fiscal year, which ends in April 2017.  FactSet data show that a basket of comparable companies trade at an average of over 20x EBITDA.  We estimate that at half that industry multiple, or 10x, those $5 million of savings would be worth an additional $50 million, or over $5.70 per share, more than 50% above the current stock price.

While taking current book value and adding in these cost savings yields a price well above current levels, the Reporting Persons believe that doing so still gives no credit to recent improvements in business trends.  Notably, after a sustained period of satellite payload contracts being pushed out because of government program delays, the Issuer has recently announced several meaningful wins and increased its fully funded backlog on each of the past two earnings calls, with a further boost coming from contracts announced earlier this month.  In addition, the Issuer has announced additional contract wins for secure communication equipment.  We believe that satellite payload and secure communication products represent significant growth opportunities for the Issuer and that the Issuer is uniquely qualified to win meaningful additional contracts for its satellite payload and secure communication products, both from government and commercial customers.  Further, on its December earnings call, company management described plans for potentially monetizing the company's European operations, which would further improve profitability and the balance sheet.

In short, we believe that the Issuer is approaching an inflection point after which revenue, profitability and free cash flow could all begin increasing for a sustained period of time.  Should these operating metrics improve as we expect, we believe that the business value will expand significantly along with them.  Should the market continue to not recognize this value, we believe that the Issuer will be a very attractive acquisition candidate for multiple potential strategic buyers, at prices well north of those described above.  Further, with prospects for an even stronger balance sheet and cash flow generation, we believe that private equity firms could also be interested buyers.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons continually evaluate their investment in the Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Other than the above, The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 670,873 shares of Common Stock, constituting 7.68% of the shares of Common Stock, based upon 8,729,682 shares of Common Stock outstanding as of December 12, 2016, as set forth in the Quarterly Report on 10-Q for the quarterly period ended October 31, 2016 filed by the Issuer on December 15, 2016.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 670,873 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 670,873 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 670,873 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 670,873 shares of Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2016
(Date)

Edenbrook Capital, LLC
By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin
By:	/s/ Jonathan Brolin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment to Schedule 13D, dated December 22, 2016, relating to the Common Stock, par value $1.00 of Frequency Electronics, Inc. shall be filed on behalf of the undersigned.

December 22, 2016
-----------------------
(Date)

Edenbrook Capital, LLC
By:  /s/ Jonathan Brolin
       Jonathan Brolin, Managing Member

Jonathan Brolin
       /s/ Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price per Share
10/25/16	Common Stock	250		9.4
10/25/16	Common Stock	1459		9.4
10/27/16	Common Stock	650		9.4
10/27/16	Common Stock	541		9.4
10/28/16	Common Stock	193		9.25
10/31/16	Common Stock	900		9.1778
10/31/16	Common Stock	843		9.09
11/1/16	Common Stock	457		9.0681
11/1/16	Common Stock	465		9.202
11/2/16	Common Stock	50		9.09
11/3/16	Common Stock	215		9.09
11/4/16	Common Stock	58		9.09
11/7/16	Common Stock	300		9.05
11/7/16	Common Stock	100		9.05
11/23/16	Common Stock	1300		9.9476
11/30/16	Common Stock	200		10.445
12/6/16	Common Stock	300		10.56
12/6/16	Common Stock	250		10.6258
12/7/16	Common Stock	450		10.3839
12/8/16	Common Stock	600		10.4442
12/13/16	Common Stock	2000		10.2914
12/15/16	Common Stock	4075		10.4369
12/15/16	Common Stock	2000		10.3747
12/15/16	Common Stock	25000		10.5
12/16/16	Common Stock	2926		10.2195
12/16/16	Common Stock	1121		10.2347
12/19/16	Common Stock	2576		10.2284
12/20/16	Common Stock	166		10.35
12/20/16	Common Stock	3050		10.4239
12/21/16	Common Stock	438		10.35
12/21/16	Common Stock	50000		10.45
12/21/16	Common Stock	2800		10.4464
12/22/16	Common Stock	296		10.4285
12/22/16	Common Stock	3000		10.599
12/22/16	Common Stock	3269		10.4998
12/22/16	Common Stock	1046		10.5057